MANHATTAN MINERALS CORP.

NEWS RELEASE

April 17, 2003

Toronto Stock Exchange

Trading Symbol:  MAN

MANHATTAN ANNOUNCES PRIVATE PLACEMENT

Manhattan Minerals Corp. (“Manhattan”) is pleased to announce that it has engaged a syndicate led by Dundee Securities Corporation and Haywood Securities Inc. as agents in connection with a proposed private placement (the “Private Placement”), on a best efforts basis, of up to 6,430,000 units of Manhattan (the “Units”).

Each Unit shall be composed of one common share of Manhattan (each a “Common Share”) and one-half of one non-transferable common share purchase warrant (each a “Warrant”).  Each whole Warrant will entitle the holder to purchase one Common Share at any time until the second anniversary of the closing date of the Private Placement at an exercise price ranging from $0.75 to $0.85 depending upon the date of exercise.

The Private Placement is subject to receipt by Manhattan of all necessary regulatory approvals, including the approval of The Toronto Stock Exchange.

The net proceeds received by Manhattan from the sale of the Units will be used for minerals exploration in northern Peru, the completion of the EIA review process which is currently underway, community relations activities in the region of Tambogrande, Peru, and for general working capital purposes.

Manhattan is engaged in the acquisition, exploration and development of natural resource properties.  Manhattan’s focus is in northern Peru, where its principal properties are located.  Manhattan’s current strategy is to resume advanced exploration drilling on its known targets in Peru and develop the Tambogrande Project.

For further information please contact:

Lawrence Glaser
President and CEO

Tel: (604) 669-3397
www.manhattan-min.com

Note:  The Company relies on litigation protection for forward-looking statements.

NOT FOR DISTRIBUTION TO U.S. WIRE SERVICES OR DISSEMINATION IN THE US.

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